

October 26, 2011

Via E-mail
Mr. Alan Gold
President
U.S. Neurosurgical, Inc.
2400 Research Blvd, Suite 325,
Rockville, MD 20850

> **Re: U.S. Neurosurgical, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 16, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 000-26575**

Dear Mr. Gold:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Please respond to this letter within ten business days by amending your filings. If you do not believe a comment applies to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page F-1

1. The accountant's report does not include a date nor does it indicate the city and state where issued. Refer to Rule 2-02(a) of Regulation S-X. Please file an amendment to your filing to include a corrected accountant's report that includes the omitted information.

Exhibits 31.1

2. The executive certification you have filed as an exhibit to your Form 10-K do not contain the exact certification wording required by item 601(b)(27)-(30) of Regulation S-K. Please file an amendment to your Form 10-K to include a corrected certification that includes the entire

introductory language of paragraph 4 and section 4(b) to also address your officers' responsibility for establishing and maintaining internal control over financial reporting. This comment also applies to the certifications filed with your Form 10-Q for the quarterly periods ended March 31, 2011 and June 30, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant